[LOGO]Koor Industries Ltd.
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                                                        Office of Legal Counsel
                                                        21 Ha'arba'ah St.
                                                        Tel-Aviv 64739
                                                        Israel
                                                        Tel.: 972-3-6238420
                                                        Fax:  972-3-6238425

                                                        12 February 2002

The Securities Authority  The Tel Aviv Stock Exchange The Registrar of Companies
22 Kanfei Nesharim St.    54 Ahad Ha'am St.           97 Yafo St.
Jerusalem 95464           Tel Aviv 65202              Jerusalem 91007
---------------           --------------              ---------------

Fax: 02-6513940           Fax: 03-5105379
---------------           ---------------

Dear Sirs,

Re:      Immediate Report (No. 1/2003)
         Koor Industries Ltd. (Company No. 52-001414-3)
         ----------------------------------------------

Koor  Industries  Ltd.  (hereinafter:   "Koor" or  "The  Company")  hereby
announces as follows:

     1) Today ECI Telecom Ltd. (in which Koor holds approx. 31%) published in the United States a press release regarding the following matter:

        ECI's fourth quarter and full year 2002 financial reports.

     2) Attached please find the press release.


                                                    Yours Sincerely,

                                                    Shlomo Heller, Adv.
                                                    Legal Counsel

Koor Industries' Holding ECI Telecom Ltd. Announces Fourth Quarter and Full Year 2002 Results

     TEL AVIV, Israel-Feb. 11, 2003-Koor Industries (NYSE: KOR), a leading Israeli investment holding company, announced today that ECI Telecom (Nasdaq:
ECIL), a company of which Koor holds approx. 31%, has released its consolidated results of operations for the fourth quarter and full year ended December 31, 2002.

    Following please find ECI Telecom's full press release


ECI Telecom Announces Fourth Quarter and Full Year 2002 Results

     PETAH TIKVA, Israel--Feb. 11, 2003--ECI Telecom Ltd. (Nasdaq:ECIL) today announced consolidated results of operations for the fourth quarter and full year ended December 31, 2002.

    Fourth Quarter Results
    ----------------------

     Revenues for the fourth quarter of 2002 were $149 million compared to $147 million in the third quarter of 2002 and $210 million in the fourth quarter of 2001.

    On a GAAP basis

     Gross profit for the fourth quarter of 2002 was $67.0 million or 44.9%, compared to $52.4 million, or 35.6% in the third quarter of 2002 and $58.7 million, or 27.9%, in the fourth quarter of last year.

     The operating loss for the fourth quarter of 2002 was $2.9 million compared to $42.0 million in the third quarter and $35.9 million in the fourth quarter of 2001. The net loss for the fourth quarter was $7.0 million or $0.06 per share compared to $89.1 million or $0.83 per share in the third quarter of 2002 and $43.1 million, or $0.46 per share, in the fourth quarter of last year.

    Applicable adjustments for pro forma results in the fourth quarter, 2002

     In the fourth quarter of 2002 the Company took a $1.5 million provision for impairment of assets and incurred a $2.3 million loss from discontinued operations.

     In the fourth quarter of 2001, the Company wrote off $10.4 million of inventory and recorded an $8.4 million royalties settlement with the Government of Israel, a $0.9 million impairment of assets, $7.5 million in restructuring and spin-off expenses and a $5.7 million loss from discontinued operations.

     Pro  forma  presentation  of  fourth  quarter,   2002  results,   following
application of adjustments:

     The pro forma operating loss for the fourth quarter of 2002 was $1.4 million compared to $0.5 million in the third quarter and $7.7 million in the fourth quarter of 2001. The pro forma net loss for the fourth quarter of 2002 was $3.2 million or $0.03 per share compared to $4.9 million, or $0.05 per share, in the third quarter and $9.4 million, or $0.10 per share for the fourth quarter of 2001.

    Cash Flow and Balance Sheet
    ---------------------------

     During the quarter, ECI continued to generate positive cash flow from operations. Net cash (cash, cash equivalents and short term investments minus bank debt), increased to $133 million, compared to $111 million at the end of the third quarter, in spite of investing $10 million of cash in Veraz Networks. ECI also paid back another $13 million of bank debt. During the quarter, inventories declined by $18 million and trade receivables also declined.
     For the full year of 2002, ECI had strong positive cash flow from operations. The company ended 2002 with $133 million of net cash compared to net debt of $87 million at the end of 2001, a net change of $220 million. It reduced inventories by $125 million and trade receivables by $94 million. The company also paid back a total of $90 million of bank debt.

    Results for full year, 2002
    ---------------------------

     Revenues for 2002 were $646 million compared to $891 million in 2001. Revenues in 2001 included $45.5 million from ECI's Business Systems unit, which was sold during the fourth quarter of 2001.

    On a GAAP basis

     Gross profit for 2002 was $251 million, or 38.9% compared to $156 million or 17.5% for 2001. The operating loss was $53 million compared to an operating loss of $320 million for 2001. The net loss for 2002 was $156 million, or $1.48 per share, compared to a net loss of $412 million, or $4.44 per share, for 2001.

    Applicable adjustments for pro forma results for the full year

     During 2002, the Company wrote off $7.4 million of inventory, took a $34 million provision for a specific doubtful account, recorded an $18 million provision for an investment, and $1.5 million impairment of assets. It included, in other expenses, $2.2 million associated with the spin-off of NGTS, offset by income of $11.5 million associated with the sale of a portion of the Company's holdings in ECtel. The Company reversed $2.6 million in taxes and recorded a loss from discontinuing operations of $77 million, including impairment of assets associated with InnoWave.

     In 2001, the Company had written off $99 million of inventory, recorded impairment of assets, restructuring, and spin-off expenses totaling $116 million, and other expenses of $30 million associated primarily with capital losses and impairment of investments. The Company also took an exceptional provision for doubtful accounts of $5.9 million and recorded a royalty settlement with the Government of Israel of $8.4 million.

     Pro forma presentation of the annual results, following application of adjustments:

     The pro forma gross profit for 2002 was $258 million, or 40.0%, compared to pro forma gross profit of $255 million, or 28.6%, for 2001. The pro forma operating loss for 2002 was $9.7 million compared to a pro forma operating loss of $89.6 million in 2001. The pro forma net loss for 2002 was $23.5 million or $0.22 per share compared to $89.7 million or $0.97 per share for 2001.

     Commenting on the results, Doron Inbar, President and CEO said, "During 2002, ECI accomplished its strategic and operating goals of focusing on its core businesses, exiting non-core activities, streamlining the Company and strengthening its financial position.

     "Last month we announced that the merger of NGTS and NexVerse, to form Veraz Networks, had closed. By combining NGTS' industry leading media gateway with NexVerse's outstanding softswitches, ECI maintains a significant foothold in the emerging VoIP market, a market with considerable growth potential. Similarly, last quarter we announced our intention to sell InnoWave and reflected the impending sale in our third quarter 2002 results. We expect to sign a definitive agreement for the sale, shortly."

     During the fourth quarter, ECI increased its focus on its core businesses by reorganizing the Company into 2 divisions: the Lightscape Optical Networks Division and the Inovia Broadband Access Division. The Lightscape Optical Networks Division includes the XDM hybrid optical platform and the T::DAX and T::CORE bandwidth management platforms. ECI is now approaching the market as one integrated company to benefit from the synergies of its complementary product lines.

     In order to facilitate this integration and to streamline the sales process and extend its sales footprint, ECI named Ruben Markus, former CEO of Enavis Networks, as its new Executive VP Sales, Marketing, Strategy and Business Development. Markus joins Executive Vice Presidents Eran Dariel, General Manager of the Lightscape Optical Networks Division, Pinny Chaviv, General Manager of the Inovia Broadband Access Division, and Giora Bitan, Chief Financial Officer, as part of the executive management of the Company.

     Doron Inbar continued, "We believe that combining the activities of Enavis and Lightscape, and reorganizing the Company into two divisions, will increase our focus, allow us to leverage the synergies of our product platforms and reduce costs.

     "On a product basis, we are pleased with the progress of the XDM metropolitan optical multi-service platform which was introduced to the market in 2001 and recorded almost $100 million in sales in 2002.

     We believe the Lightscape Optical Networks Division gained market share in 2002. We are also pleased with the progress of the T::CORE optical bandwidth management platform. As previously reported, our Inovia Broadband Access Division suffered from a decline in demand from a major customer, but increased its gross margins and continues to leverage its excellent technology to gain new customers and increase its market share.

     "During 2002 we worked hard to improve our financial position. As detailed above, we substantially improved our balance sheet and ended the year with over $130 million of net cash, an increase of over $200 million since the end of 2001. The company generated positive EBITDA and positive cash flow in every quarter of 2002. We believe our strong net cash position and positive EBITDA will allow us to sustain a relatively high level of R&D and marketing expenses in order to maintain our market leadership in our chosen focus areas.

     "ECI enters 2003 as a more streamlined company with a lower cost structure and a strong balance sheet, firmly focused on its core businesses. We believe we are well positioned for when industry conditions improve."

     Highlights of the Quarter
     -------------------------
     (See attached tables for additional information about segments. The tables are provided for the convenience of the reader and are not prepared in accordance with GAAP.)

     Inovia Telecoms' revenues were $52 million compared to $49.6 million in the third quarter. Gross margins rose to 33.6% from 29.8% in the third quarter. Operating income was $1.8 million compared to $0.64 million in the third quarter of 2002.

     Lightscape Network's revenues were $41 million, compared to $45.3 million in the third quarter. Pro forma gross margins were 37.7% compared to 34.6% in the third quarter due primarily to the geographical revenue mix. Lightscape was particularly active in the US, installing networks for 3 new customers using the SONET version of the XDM.

     Enavis's fourth quarter revenues were $10.6 million compared to $12.2 million in the third quarter. Gross margins were 35.0% compared to 34.8% in the third quarter. During the quarter Israeli cellular operator, Pelephone, selected the T::DAX to help smooth its migration to 3G cellular networks.

     Next Generation Telephony Solutions (NGTS). NGTS experienced strong sales of DCME equipment in the quarter. Revenues were $19.9 million compared to $14.7 million in the third quarter. Pro forma gross margins were 64.5% compared to 60.2% in the third quarter.

     The previously announced merger of NGTS with NexVerse Networks to form Veraz Networks closed on December 31, 2002. Veraz is a provider of carrier-class next generation network (NGN) solutions for global carriers and is focused on the emerging global packet telephony market. ECI invested $10 million in Veraz and NexVerse's current shareholders, as well as a new investor, invested $20 million. ECI Telecom now owns 43.2 % of Veraz on a non-fully diluted basis and 36.2% on a fully diluted basis. Beginning in the first quarter of 2003, ECI will include Veraz's results in its financial statements on an equity basis.

     ECtel (NASDAQ: ECTX). As of December 31, 2002, ECI held a 59% stake in ECtel. ECtel's results for the fourth quarter were reported on January 23, and are reflected in the attached consolidated tables. ECtel reported net income of $4.4 million for the fourth quarter of 2002 and $2.4 million for the same period a year ago.

    Guidance

     ECI believes the market will remain challenging in 2003 with further declines in carrier capital spending likely. The Company expects revenues in its core businesses (the two divisions), to decline approximately 10% in the first quarter of 2003 compared to the fourth quarter of 2002. In addition, beginning in the first quarter of 2003, ECI's NGTS subsidiary has been spun off to Veraz Networks and ECI will begin supplying DCME to Veraz Networks for resale. The Company expects the decline in revenues to be substantially offset by a decline in expenses. ECI expects to continue to generate positive EBITDA and positive cash flow throughout 2003.

     A conference call to discuss ECI Telecom's results will take place on Wednesday, February 12th at 8:30am EST (15:30 Israel time).

     To access the conference  call,  please dial one of the following  numbers:
US:(888)  428-4479,  International:  (612)  332-0228,  Israel:  1800  260 789 or
03-9255910.

    A replay option will be available after the conference call, from 1:45 pm EST on February 12th, 2003, through February 19, 2003, at
11:59pm EST.

    Replay numbers:
US: (800)-475-6701, Int. +320-365-3844. Access code for both:
673846.

Israel: 03-925-5951.

    A webcast of the conference call can be accessed on the ECI
Telecom web site at www.ecitele.com .

    About ECI Telecom

     ECI is a provider of advanced telecommunications solutions. With its leading edge access transport and bandwidth management platforms, ECI enables leading service providers and carriers world-wide to maximize their capital investment and reduce operating expenses while providing voice, data, video and multimedia services to its customers. ECI maintains a global sales and customer support network. Its solutions are an integral part of more than 500 telecommunications networks in over 145 countries.

     Certain statements contained in this release may contain forward-looking information with respect to plans, projections, or future performance (including guidance on future financial performance) of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, the ability to return to profitability, product and market acceptance risks, the impact of competitive pricing, product development, commercialization and technological difficulties, and other risks detailed in the Company's filings with the Securities and Exchange Commission.

    *********************
    About Koor Industries

     Koor Industries Ltd. is one of Israel's largest and leading investment holding companies. Koor Industries invests actively in telecommunications through its holdings in ECI Telecom (NASDAQ:ECIL), Telrad Networks, and Nortel Networks Israel and owns controlling stakes in Israel's major defense electronics companies through the Elisra Defense Group. Koor also holds the controlling stake in Makhteshim Agan Industries (TASE:MAIN), a world leading generic agrochemical manufacturer. Koor Industries, through Koor Corporate Venture Capital,z invests in early stage high growth Israeli companies in the areas of telecommunications technologies, semiconductors, enterprise software and Life Sciences. Koor Industries is traded on the Tel Aviv and New York Stock Exchanges (NYSE:KOR).

    For further information, please contact:
Yuval Yanai - Senior Vice President and CFO
Koor Industries Ltd.
Tel. +9723 6238 310
Fax. +9723 6238 313
http://www.koor.com

                             Table - 1
                           ECI TELECOM LTD.
                           AND SUBSIDIARIES
            GAAP REPORTED CONSOLIDATED STATEMENTS OF INCOME
               (In thousands, except per share figures)

                                      Year Ended    Three Months Ended
                                     December 31,        December 31,
                                --------------------------------------
                                     2002     2001      2002     2001
                                --------------------------------------
Revenues                         $646,211 $891,395  $149,203 $210,251
Cost of revenues                  377,513  621,582    79,850  137,842
Royalties to the government of
 Israel (A)                        10,272   14,523     2,334    3,334
Inventory write-off                 7,446   99,163         -   10,376
                                --------------------------------------
Gross profit                      250,980  156,127    67,019   58,699
Research and development costs,
 net                               93,097  123,467    23,582   24,985
Selling and marketing expenses(A) 115,241  138,990    29,739   27,786
General and administrative
 expenses (1)                      92,056   78,204    14,625   23,250
Amortization of acquisition-
 related intangible assets          1,760   10,187       440      795
Impairment of assets                1,525   96,526     1,525      896
Inovia royalties settlement with
 the government of Israel               -    8,394         -    8,394
Restructuring and spin-off
 expenses                               -   19,381         -    7,532
Purchase of in-process
 research and development               -      916         -      916
                                --------------------------------------
Operating loss                    (52,699)(319,938)   (2,892) (35,855)
Financial income (expenses), net    6,189    5,366     1,010      524
Other income (expenses), net      (13,297) (32,201)     (692)    (195)
                                --------------------------------------
Loss from continuing operations
 before taxes on income           (59,807)(346,773)   (2,574) (35,526)
Taxes on income                    (8,812)     315      (153)    (612)
                                --------------------------------------
Loss from continuing operations
 after taxes on income            (68,619)(346,458)   (2,727) (36,138)
Company's equity in results of
 investee companies - net          (3,055)    (983)   (1,129)    (679)
Minority interest in results of
 subsidiaries - net                (6,045)  (2,621)     (841)    (655)
                                --------------------------------------
Loss from continuing operations   (77,719)(350,062)   (4,697) (37,472)

Income (loss) on discontinuing
 operations, including
impairment of related goodwill,
  net of tax                      (77,416) (64,017)   (2,318)  (5,675)
Cumulative effect of an
 accounting change, net              (550)   1,703         -        -
                                --------------------------------------
Net Loss                         (155,685)(412,376)   (7,015) (43,147)
                                ======================================
(1) Including in 2002 - provision for a specific doubtful account $34,000 thousands

Basic earnings (loss) per share
Continuing operations              $(0.74)  $(3.77)   $(0.04)  $(0.40)
Discontinuing operations           $(0.73)  $(0.69)   $(0.02)  $(0.06)
Cumulative effect of an
 accounting change                 $(0.01)   $0.02         -        -
                                --------------------------------------
                                   $(1.48)  $(4.44)   $(0.06)  $(0.46)
                                ======================================

Weighted average number of
 shares outstanding used to
 compute basic earnings per
 share - in thousands             105,512   92,896   107,372   93,413
                                ======================================

Diluted earnings (loss) per share
Continuing operations              $(0.74)  $(3.77)   $(0.04)  $(0.40)
Discontinuing operations           $(0.73)  $(0.69)   $(0.02)  $(0.06)
Cumulative effect of an
 accounting change                 $(0.01)   $0.02         -        -
                                --------------------------------------
                                   $(1.48)  $(4.44)   $(0.06)  $(0.46)
                                ======================================

Weighted average number of
 shares outstanding used to
 compute diluted earnings per
 share - in thousands             105,512   92,896   107,372   93,413
                                ======================================

(A) The company reclassified the royalties to the Government of Israel relating to research and development from selling expenses to the cost of revenues.

                            Table - 2 (A)
                           ECI TELECOM LTD.
                           AND SUBSIDIARIES
              PROFORMA CONSOLIDATED STATEMENTS OF INCOME
  This schedule is to assist the reader in reconciling from the GAAP reported results to the Proforma results
               (In thousands, except per share figures)

                                         Year Ended December 31,
                                                2002
                              ----------------------------------------
                                               Proforma
                                  U.S. GAAP   Adjustments
                                   Reported       (B)        Proforma
                                -----------  ------------    ---------
Revenues                            646,211            -      646,211
Cost of revenues                    377,513            -      377,513
Royalties to the government of
 Israel (A)                          10,272            -       10,272
Inventory write-off                   7,446       (7,446)           -
                              ----------------------------------------
Gross profit                        250,980        7,446      258,426
Research and development costs       93,097                    93,097
Selling and marketing expenses (A)  115,241            -      115,241
General and administrative
 expenses (1)                        92,056      (34,000)      58,056
Amortization of acquisition-
 related intangible assets            1,760            -        1,760
Impairment of assets                  1,525       (1,525)           -
Inovia royalties settlement
 with the government of Israel            -            -            -
Restructuring and spin-off
 expenses                                 -            -            -
Purchase of in-process
 research and development                 -            -            -
                              ----------------------------------------
Operating loss                      (52,699)      42,971       (9,728)
Financial income ,net                 6,189            -        6,189
Other income (expenses), net        (13,297)       8,665       (4,632)
                              ----------------------------------------
Loss from continuing operations
 before taxes on income             (59,807)      51,636       (8,171)
Taxes on income                      (8,812)       2,600       (6,212)
                              ----------------------------------------
Loss from continuing
 operations after taxes on
 income                             (68,619)      54,236      (14,383)
Company's equity in results of
 investee companies - net            (3,055)           -       (3,055)
Minority interest in results
 of subsidiaries - net               (6,045)           -       (6,045)
                              ----------------------------------------
Loss from continuing
 operations                         (77,719)      54,236      (23,483)

Income (loss) on discontinuing
 operations, including
 impairment of related
 goodwill,   net of tax             (77,416)     (77,416)           -
Cumulative effect of an
 accounting change, net                (550)         550            -
                              ----------------------------------------
Net loss                           (155,685)     132,202      (23,483)
                              ========================================

(1) Including in 2002 - provision for a specific doubtful account $34,000 thousand.

Basic earnings (loss) per
 share
Continuing operations                 (0.74)                    (0.22)
                              ==============             =============
Weighted average number of
 shares outstanding used to
 compute basic earnings per
 share - in thousands               105,512                   105,512
                              ==============             =============

Diluted earnings (loss) per
 share
Continuing operations                 (0.74)                    (0.22)
                              ==============             =============
Weighted average number of
 shares outstanding used to
 compute diluted earnings per
 share - in thousands               105,512                   105,512
                              ==============             =============

                                         Year Ended December 31,
                                                2001
                              ----------------------------------------
                                                Proforma
                                  U.S. GAAP   Adjustments
                                   Reported       (C)        Proforma
                                -----------  ------------    ---------
Revenues                            891,395            -      891,395
Cost of revenues                    621,582            -      621,582
Royalties to the government of
 Israel (A)                          14,523            -       14,523
Inventory write-off                  99,163      (99,163)           -
                              ----------------------------------------
Gross profit                        156,127       99,163      255,290
Research and development costs      123,467                   123,467
Selling and marketing expenses (A)  138,990            -      138,990
General and administrative
 expenses (1)                        78,204       (5,931)      72,273
Amortization of acquisition-
 related intangible assets           10,187            -       10,187
Impairment of assets                 96,526      (96,526)           -
Inovia royalties settlement
 with the government of Israel        8,394       (8,394)           -
Restructuring and spin-off
 expenses                            19,381      (19,381)           -
Purchase of in-process
 research and development               916         (916)           -
                              ----------------------------------------
Operating loss                     (319,938)     230,311      (89,627)
Financial income ,net                 5,366            -        5,366
Other income (expenses), net        (32,201)      30,004       (2,197)
                              ----------------------------------------
Loss from continuing
 operations before taxes
 on income                         (346,773)     260,315      (86,458)
Taxes on income                         315            -          315
                              ----------------------------------------
Loss from continuing
 operations after taxes
 on income                         (346,458)     260,315      (86,143)
Company's equity in results of
 investee companies - net              (983)           -         (983)
Minority interest in results
 of subsidiaries - net               (2,621)           -       (2,621)
                              ----------------------------------------
Loss from continuing
 operations                        (350,062)     260,315      (89,747)

Income (loss) on discontinuing
 operations, including
impairment of related
 goodwill,   net of tax             (64,017)      64,017            -
Cumulative effect of an
 accounting change, net               1,703       (1,703)           -
                              ----------------------------------------
Net loss                           (412,376)     322,629      (89,747)
                              ========================================

(1) Including in 2002 - provision for a specific doubtful account
$34,000 thousands

Basic earnings (loss) per
 share
Continuing operations                 (3.77)                    (0.97)
                              ==============             =============
Weighted average number of
 shares outstanding used to
 compute basic earnings per
 share - in thousands                92,896                    92,896
                              ==============             =============

Diluted earnings (loss) per
 share
Continuing operations                 (3.77)                    (0.97)
                              ==============             =============
Weighted average number of
 shares outstanding used to
 compute diluted earnings per
 share - in thousands                92,896                    92,896
                              ==============             =============


(A) The company reclassified the royalties to the Government of Israel relating to research and development from selling expenses to the cost of revenues.

(B) "one-time items" consist of: inventory write-off, provision for a specific doubtful account, impairment of assets, capital gain of sale portion of ECTEL shares (included in other income and taxes on income), expenses related to NGTS spin-off, loss from discontinuing operations and cumulative effect of an accounting change (initial application of FASB 142).

(C) "one-time items" consist of: inventory write-off, allowance for doubtful receivables , restructuring expenses, impairment of assets, in process R&D, Inovia royalties settlement with the government of Israel, net capital losses,net loss from discontinuing operation and cumulative effect of an accounting change, net (initial application of FASB-133).

                             Table - 2 (B)
                           ECI TELECOM LTD.
                           AND SUBSIDIARIES
              PROFORMA CONSOLIDATED STATEMENTS OF INCOME
  This schedule is to assist the reader in reconciling from the GAAP reported results to the Proforma results
               (In thousands, except per share figures)
                                     Three Months Ended December 31,
                                                 2002
                                  -----------------------------------
                                                Proforma
                                   U.S. GAAP   Adjustments
                                   Reported        (B)       Proforma
                                   ---------   -----------   ---------
Revenues                            149,203            -      149,203
Cost of revenues                     79,850            -       79,850
Royalties to the government of
 Isarel (A)                           2,334            -        2,334
Inventory write-off                       -            -            -
                              ----------------------------------------
Gross profit                         67,019            -       67,019
Research and development costs       23,582                    23,582
Selling and marketing expenses
 (A)                                 29,739            -       29,739
General and administrative
 expenses                            14,625            -       14,625
Amortization of acquisition-
 related
 intangible assets                      440            -          440
Impairment of assets                  1,525       (1,525)           -
Inovia royalties settlement
 with the government of Israel            -            -            -
Restructuring and spin-off
 expenses                                 -            -            -
Purchase of in-process                    -
 research and development                 -            -            -
                              ----------------------------------------
Operating loss                       (2,892)       1,525       (1,367)
Financial income
 (expenses),net                       1,010            -        1,010
Other expenses,net                     (692)                     (692)
                              ----------------------------------------
Loss from continuing
 operations
 before taxes on income              (2,574)       1,525       (1,049)
Taxes on income                        (153)           -         (153)
                              ----------------------------------------
Loss from continuing
 operations
 after taxes on income               (2,727)       1,525       (1,202)
Company's equity in results of
 investee companies - net            (1,129)           -       (1,129)
Minority interest in results
 of
 subsidiaries - net                    (841)           -         (841)
                              ----------------------------------------
Loss from continuing
 operations                          (4,697)       1,525       (3,172)

Income (loss) on discontinuing
 operations, including
impairment of related
 goodwill,   net of tax              (2,318)       2,318            -
Cumulative effect of an
 accounting change, net(see
 note 4)                                  -            -            -
                              ----------------------------------------
Net loss                             (7,015)       3,843       (3,172)
                              ========================================

Basic earnings (loss) per
 share
Continuing operations                 (0.04)                    (0.03)
                              ==============             =============
Weighted average number of
 shares
 outstanding used to compute
  basic
 earnings per share - in
  thousands                         107,372                   107,372
                              ==============             =============

Diluted earnings (loss) per share
Continuing operations                 (0.04)                    (0.03)
                              ==============             =============
Weighted average number of
 shares
 outstanding used to compute
  diluted
 earnings per share - in
  thousands                         107,372                   107,372
                              ==============             =============


                                  Three Months Ended December 31,
                                               2001
                              ----------------------------------------
                                                Proforma
                                   U.S. GAAP   Adjustments
                                   Reported        (C)       Proforma
                                   ---------   -----------   ---------
Revenues                            210,251            -      210,251
Cost of revenues                    137,842            -      137,842
Royalties to the government of
 Isarel (A)                           3,334            -        3,334
Inventory write-off                  10,376      (10,376)           -
                              ----------------------------------------
Gross profit                         58,699       10,376       69,075
Research and development costs       24,985                    24,985
Selling and marketing expenses
 (A)                                 27,786            -       27,786
General and administrative
 expenses                            23,250            -       23,250
Amortization of acquisition-
 related
 intangible assets                      795            -          795
Impairment of assets                    896         (896)           -
Inovia royalties settlement
 with the government of Israel        8,394       (8,394)           -
Restructuring and spin-off
 expenses                             7,532       (7,532)           -
Purchase of in-process
 research and development               916         (916)           -
                              ----------------------------------------
Operating loss                      (35,855)      28,114       (7,741)
Financial income
 (expenses),net                         524            -          524
Other expenses,net                     (195)           -         (195)
                              ----------------------------------------
Loss from continuing
 operations
 before taxes on income             (35,526)      28,114       (7,412)
Taxes on income                        (612)           -         (612)
                              ----------------------------------------
Loss from continuing
 operations
 after taxes on income              (36,138)      28,114       (8,024)
Company's equity in results of
 investee companies - net              (679)           -         (679)
Minority interest in results
 of
 subsidiaries - net                    (655)           -         (655)
                              ----------------------------------------
Loss from continuing
 operations                         (37,472)      28,114       (9,358)

Income (loss) on discontinuing
 operations, including
impairment of related
 goodwill, net of tax                (5,675)       5,675            -
Cumulative effect of an
 accounting change, net(see
 note 4)                                  -            -            -
                              ----------------------------------------
Net loss                            (43,147)      33,789       (9,358)
                              ========================================

Basic earnings (loss) per
 share
Continuing operations                 (0.40)                    (0.10)
                              ==============             =============
Weighted average number of
 shares outstanding used to
 compute basic earnings per
 share - in thousands                9 3,413                    93,413
                              ==============             =============

Diluted earnings (loss) per
 share
Continuing operations                 (0.40)                    (0.10)
                              ==============             =============
Weighted average number of
 shares
 outstanding used to compute
  diluted
 earnings per share - in
  thousands                          93,413                    93,413
                              ==============             =============


(A) The company reclassified the royalties to the Government of Israel relating to research and development from selling expenses to the cost of revenues.
(B) "one-time items" consist of: impairment of assets and loss from discontinuing operations.
(C) "one-time items" consist of: inventory write-off, restructuring expenses, impairment of assets, in process R&D, Inovia royalties settlement with the government of Israel and net loss from discontinuing operation.

                            Table - 3 (A)
                           ECI TELECOM LTD.
                       OPERATING INCOME ANALYSIS
                              BY SEGMENT
                        (Dollars In thousands)


                                        Three months ended
                                           December 31
                                              2002
                              ----------------------------------------

                                  Lightscape     Inovia
                                  networks       Telecoms       NGTS
                              ----------------------------------------
Revenues                            41,004        52,049       19,857
Cost of revenues                    25,565        34,574        7,057
Inventory write-off                      -             -            -
                              ----------------------------------------
Gross profit (loss)                 15,439        17,475       12,800
Research and development costs       6,194         7,114        3,173
Selling and marketing expenses      11,453         6,168        3,692
General and administrative
 expenses                            2,240         2,079        2,711
Amortization of acquisition-
 related
 intangible assets                       -           270          170
Impairment of assets                     -             -            -
                              ----------------------------------------
Operating income (loss)             (4,448)        1,844        3,054

Operating income (loss) from
 continuing operations
 excluding "one-time items" (B)     (4,448)        1,844        3,054
                              ========================================


                                 Enavis
                                Networks   Ectel     OTHER     TOTAL
                              ----------------------------------------
Revenues                         10,649    24,141     1,503   149,203
Cost of revenues                  6,917     9,308    (1,237)   82,184
Inventory write-off                   -         -         -         -
                              ----------------------------------------
Gross profit (loss)               3,732    14,833     2,740    67,019
Research and development costs    3,885     3,006       210    23,582
Selling and marketing expenses    2,405     4,152     1,869    29,739
General and administrative
 expenses                         1,589     3,370     2,636    14,625
Amortization of acquisition-
 related intangible assets            -         -         -       440
Impairment of assets                  -         -     1,525     1,525
                              ----------------------------------------
Operating income (loss)          (4,147)    4,305    (3,500)   (2,892)


operating income (loss) from
 continuing operations
 excluding "one-time items" (B)  (4,147)     4,305    (1,975)  (1,367)
                              ========================================



                                       Three months ended
                                          September 30
                                              2002
                              ----------------------------------------
                                  Lightscape      Inovia
                                   networks      Telecoms       NGTS
                              ----------------------------------------
Revenues                            45,252        49,617       14,735
Cost of revenues                    29,585        34,829        5,858
Inventory write-off                  5,646             -        1,800
                              ----------------------------------------
Gross profit (loss)                 10,021        14,787        7,077
Research and development costs       5,753         6,014        1,232
Selling and marketing expenses       9,987         5,838        3,847
General and administrative
 expenses (1)                        4,241         2,027        1,573
Amortization of acquisition-
 related
 intangible assets                       -           270          170
                              ----------------------------------------
Operating income (loss)             (9,960)          639          255


operating income (loss) from
 continuing operations
 excluding "one-time items" (B)     (4,314)          639        2,055
                              ========================================



                                 Enavis
                                Networks    Ectel     OTHER     TOTAL
                              ----------------------------------------
Revenues                         12,205    24,312     1,339   147,460
Cost of revenues                  7,957     9,613      (277)   87,566
Inventory write-off                   -         -         -     7,446
                              ----------------------------------------
Gross profit (loss)               4,248    14,699     1,616    52,448
Research and development costs    3,763     3,176        79    20,017
Selling and marketing expenses    2,087     4,757       325    26,841
General and administrative
 expenses (1)                     1,660     2,169    35,454    47,124
Amortization of acquisition-
 related
 intangible assets                    -         -         -       440
                              ----------------------------------------
Operating income (loss)          (3,262)    4,597   (34,243)  (41,974)


operating income (loss) from
 continuing operations
 excluding "one-time items" (B)  (3,262)    4,597      (243)     (528)
                              ========================================

(1) Including in 2002 - provision for a specific doubtful account
$34,000 thousands


                                       Three months ended
                                           December 31
                                              2001
                              ----------------------------------------
                                   Lightscape     Inovia
                                    networks     Telecoms       NGTS
                              ----------------------------------------
Revenues                            48,012        99,548       19,621
Cost of revenues                    29,190        83,418        5,684
Inventory write-off                  6,755        (2,105)         564
                              ----------------------------------------
Gross profit (loss)                 12,067        18,235       13,373
Research and development costs       5,734         7,906        4,263
Selling and marketing expenses
  (A)                                9,849         4,740        5,638
General and administrative
 expenses                            5,195         4,934        2,271
Amortization of acquisition-
 related intangible assets               -           626          169
Impairment of assets                     -             -        1,329
Inovia royaties settlement with
 the government of
 Israel                                  -         8,394            -
Restructuring and spin-off
 expenses                              265           155          147
Purchase of in-process
 research and development                -             -            -
                              ----------------------------------------
Operating income (loss)             (8,976)       (8,520)        (444)


operating income (loss) from
 continuing operations
 excluding "one-time items" (C)     (1,956)       (2,076)       1,596
                              ========================================


                               Enavis
                               Networks    Ectel     OTHER     TOTAL
                              ----------------------------------------
Revenues                         17,412    22,276     3,382   210,251
Cost of revenues                 10,280     9,162     3,442   141,176
Inventory write-off               5,061         -       101    10,376
                              ----------------------------------------
Gross profit (loss)               2,071    13,114      (161)   58,699
Research and development costs    4,636     3,510    (1,064)   24,985
Selling and marketing
 expenses (A)                     3,358     4,328      (127)   27,786
General and administrative
 expenses                         2,815     2,389     5,646    23,250
Amortization of acquisition-
 related intangible assets            -         -         -       795
Impairment of assets                341         -      (774)      896
Inovia royaties settlement with
 the government of
 Israel                               -         -         -     8,394
Restructuring and spin-off
 expenses                         3,418         -     3,547     7,532
Purchase of in-process
 research and development             -       916         -       916
                              ----------------------------------------
Operating income (loss)         (12,497)    1,971    (7,389)  (35,855)


operating income (loss) from
 continuing operations
 excluding "one-time items" (C)  (3,677)    2,887    (4,515)   (7,741)
                              ========================================


                                  Table - 3 (A)
                                 ECI TELECOM LTD.
                            OPERATING INCOME ANALYSIS
                                  BY SEGMENT
                              (Dollars In thousands)

                                           Year ended
                                           December 31
                                              2002
                              ----------------------------------------
                                  Lightscape     Inovia
                                   networks     Telecoms       NGTS
                              ----------------------------------------
Revenues                           179,419       241,807       66,054
Cost of revenues                   111,617       174,120       23,809
Inventory write-off                  5,646             -        1,800
                              ----------------------------------------
Gross profit (loss)                 62,156        67,687       40,445
Research and development costs      25,943        27,450       11,248
Selling and marketing expenses      42,897        24,533       16,412
General and administrative
 expenses (1)                       12,605         9,971        7,697
Amortization of acquisition-
 related intangible assets               -         1,080          680
Impairment of assets                     -             -            -
                              ----------------------------------------
Operating income (loss)            (19,289)        4,653        4,408


operating income (loss) from
 continuing operations
 excluding "one-time items" (B)    (13,643)        4,653        6,208
                              ========================================


                                 Enavis
                                Networks   Ectel     OTHER     TOTAL
                              ----------------------------------------
Revenues                         53,799    95,777     9,355   646,211
Cost of revenues                 31,601    38,103     8,535   387,785
Inventory write-off                   -         -         -     7,446
                              ----------------------------------------
Gross profit (loss)              22,198    57,674       820   250,980
Research and development costs   15,357    12,874       225    93,097
Selling and marketing expenses   10,645    17,902     2,852   115,241
General and administrative
 expenses (1)                     6,443     9,690    45,650    92,056
Amortization of acquisition-
 related intangible assets            -         -         -     1,760
Impairment of assets                  -         -     1,525     1,525
                              ----------------------------------------
Operating income (loss)         (10,247)   17,208   (49,432)  (52,699)


operating income (loss) from
 continuing operations
 excluding "one-time items" (B) (10,247)   17,208   (13,907)   (9,728)
                              ========================================

(1) Including in 2002 - provision for a specific doubtful account
$34,000 thousands



                                           Year ended
                                           December 31
                                              2001
                              ----------------------------------------
                                  Lightscape     Inovia
                                   networks     Telecoms        NGTS
                              ----------------------------------------
Revenues                           210,089       332,338       83,204
Cost of revenues                   132,088       318,338       28,613
Inventory write-off                 35,255        41,595       16,285
                              ----------------------------------------
Gross profit (loss)                 42,746       (27,595)      38,306
Research and development costs      27,601        34,447       21,428
Selling and marketing expenses (A)  44,831        25,498       25,334
General and administrative
 expenses                           17,927        14,02 0       11,142
Amortization of acquisition-
 related intangible assets               -         4,711          880
Impairment of assets                     -        39,806        8,898
Inovia royaties settlement with
 the government of
 Israel                                  -         8,394            -
Restructuring and spin-off
 expenses                            1,778         4,364          842
Purchase of in-process
 research and development                -             -            -
                              ----------------------------------------
Operating income (loss)            (49,391)     (158,835)     (30,218)


operating income (loss) from
 continuing operations
 excluding "one-time items" (C)    (10,297)      (64,676)      (3,623)
                              ========================================


                                Enavis
                               Networks   Ectel     OTHER     TOTAL
                              ----------------------------------------
Revenues                        101,667    80,598    83,499   891,395
Cost of revenues                 58,080    33,815    65,171   636,105
Inventory write-off               5,661         -       367    99,163
                              ----------------------------------------
Gross profit (loss)              37,926    46,783    17,961   156,127
Research and development costs   23,489    10,986     5,516   123,467
Selling and marketing
 expenses (A)                    15,751    15,098    12,478   138,990
General and administrative
 expenses                        13,226     8,903    12,986    78,204
Amortization of acquisition-
 related intangible assets        4,596         -         -    10,187
Impairment of assets             44,766         -     3,056    96,526
Inovia royaties settlement with
 the government of
 Israel                               -         -         -     8,394
Restructuring and spin-off
 expenses                         6,131         -     6,266    19,381
Purchase of in-process
 research and development             -       916         -       916
                              ----------------------------------------
Operating income (loss)         (70,033)   10,880   (22,341) (319,938)


operating income (loss) from
 continuing operations
 excluding "one-time items" (C) (10,175)   11,796   (12,652)  (89,627)
                              ========================================

(A) The company reclassified the royalties to the Government of Israel relating to research and development from selling expenses to the cost of revenues.
(B) "one-time items" consist of: inventory write-off, impairment of assets and provision for a specific doubtful account.
(C) "one-time items" consist of: inventory write-off, allowance for
 doubtful receivables , restructuring expenses,   impairment of assets
 and in process R&D.


                              Table - 4
                           ECI TELECOM LTD.
                           AND SUBSIDIARIES
               GAAP REPORTED CONSOLIDATED BALANCE SHEETS
                            (In thousands)


                                       December   September  December
                                          31,         30,        31,
                                         2002        2002       2001
                                       --------   ---------  ---------
Assets

Current Assets
--------------
Cash and cash equivalents               356,649    326,195    226,192
Short-term investments                    6,840     28,535      7,126
Trade Receivables                       207,315    225,769    301,524
Other receivables and prepaid
 expenses                                28,543     22,516     71,494
Assets of discontinuing
 operations                              20,648     25,900          -
Recoverable costs and estimated
 earnings, not yet billed                13,690     10,890     30,368
Inventories                             149,747    167,730    274,640
                                     ----------- ---------- ----------
Total current assets                    783,432    807,535    911,344
                                     ----------- ---------- ----------
Long-term receivables, investments
 and long-term deposits -net of
 current maturities                     175,158    154,078    203,231
                                     ----------- ---------- ----------
Property, plant and equipment - net     138,587    151,838    182,348
                                     ----------- ---------- ----------
Software development costs, net          20,082     22,404     27,086
                                     ----------- ---------- ----------
Other assets                             37,840     51,625     92,918
                                     ----------- ---------- ----------

                                     ----------- ---------- ----------
Total assets                          1,155,099  1,187,480  1,416,927
                                     =========== ========== ==========

Liabilities and shareholders' equity
Current liabilities
-------------------
Short-term credits                      230,012    243,355    120,030
Trade payables                           41,221     37,506     79,776
Other payables and accrued
 liabilities                            133,827    141,639    180,780
Liabilities of discontinuing
 operations                              12,148     17,400          -
                                     ----------- ---------- ----------
Total current liabilities               417,208    439,900    380,586
                                     ----------- ---------- ----------

Long-term liabilities
---------------------
Loans from banks                              -          -    200,000
Other liabilities                         8,379     10,842     11,573
Liability for employee severance
 benefits - net                          26,357     26,589     28,338
                                     ----------- ---------- ----------
Total long-term liabilities              34,736     37,431    239,911
                                     ----------- ---------- ----------
Minority Interest                        56,756     55,813     41,574
                                     ----------- ---------- ----------
Shareholders' equity
--------------------
Share capital                             6,152      6,148      5,873
Capital surplus                         658,423    658,046    656,614
Accumulated other
 comprehensive income                    (1,832)      (529)     1,800
Retained earnings/(deficit)             (16,344)    (9,329)   173,567
                                     ----------- ---------- ----------
                                        646,399    654,336    837,854
Treasury stock                                -          -    (82,998)
                                     ----------- ---------- ----------
Total shareholders' equity              646,399    654,336    754,856
                                     ----------- ---------- ----------

                                     ----------- ---------- ----------
Total Liabilities and shareholders'
 equity                               1,155,099  1,187,480  1,416,927
                                     =========== ========== ==========